

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 18, 2021

Claudius Tsang
Chief Executive Officer
Model Performance Acquisition Corp
Cheung Kong Center
58 Floor, Unit 5801
2 Queens Road Central
Central
Hong Kong

       Re: Model Performance Acquisition Corp
           Registration Statement on Form S-1
           Filed March 4, 2021
           Amended Registration Statement on Form S-1
           Filed March 12, 2021
           File No. 333-253877

Dear Mr. Tsang:

     We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed March 4, 2021

Signatures, page 161

1.   Please include the signatures of a majority of the board of directors and the signature of the company's authorized representative in the United States. See Instruction 1 to Signatures in Form S-1. We note that Claudius Tsang and Serena Shie are presently the two directors. Please have them sign in that capacity.

Form S-1/A filed March 12, 2021

Exhibits

2.   We note that the legality opinion filed as Exhibit 5.1 is missing information, including the date of the opinion. Please file the complete, dated opinion. Please also remove the assumption (f) that the Company is solvent and (g) that the maximum number of shares to be issued by the Company in this Offering would not exceed the maximum number of shares the Company is authorized to issue. Such assumptions assume away the relevant issue or assume material facts underlying the opinion. For guidance, see Staff Legal Bulletin 19 Section II.B.3.a. Lastly, please revise the legality opinion to opine on the Representative Shares being included in the registration statement.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      You may contact Jorge Bonilla at 202-551-3414 or Isaac Esquivel at 202-551-3395 if you have questions regarding comments on the financial statements and related matters. Please contact Pam Howell at 202-551-3357 or David Link at 202-551-3356 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Real Estate & Construction

cc: Giovanni Caruso